UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

COMMERCEHUB, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	81-1001640
(State of Incorporation or organization)	(I.R.S. Employer Identification no.)

201 Fuller Road, 6th Floor
Albany, New York	12203
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Series A Common Stock, par value $0.01 per share Series C Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:	333-210508

(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.  Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are the Series A common stock, par value $0.01 per share (the “Series A common stock”), and the Series C common stock, par value $0.01 per share (the “Series C common stock”), of CommerceHub, Inc. (the “Registrant”). The Registrant has been informed that the Series A common stock and the Series C common stock will be listed on the Nasdaq Global Market under the symbols “CHUBA” and “CHUBK,” respectively.

Reference is made to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-210508), which was filed with the Securities and Exchange Commission on July 14, 2016, and which Registration Statement, as amended, was declared effective by the SEC on July 15, 2016.

A description of the Series A common stock and the Series C common stock as set forth in the Registrant’s Restated Certificate of Incorporation (the “charter”) to be in effect upon the initial issuance of the common stock being registered hereby in connection with the spin-off of the Registrant from Liberty Interactive Corporation (the “Spin-Off”) is set forth below. The following description is qualified by reference to the full text of the form of the charter, which is incorporated by reference as Exhibit 3.1 to this Form 8-A.

Authorized Capital Stock

The Registrant’s authorized capital stock consists of one hundred seventy four million five hundred thousand (174,500,000) shares, of which one hundred twenty four million five hundred thousand (124,500,000) shares are designated common stock, par value $0.01 per share, and fifty million (50,000,000) shares are designated preferred stock, par value $0.01 per share. The common stock is divided into three series. The Registrant has forty million (40,000,000) shares of Series A common stock, one million five hundred thousand (1,500,000) shares of Series B common stock, and eighty three million (83,000,000) shares of Series C common stock authorized.

The Registrant’s Common Stock

The holders of the Registrant’s Series A common stock, Series B common stock and Series C common stock have equal rights, powers and privileges, except as otherwise described below.

Voting Rights

The holders of the Registrant’s Series A common stock are entitled to one vote for each share held, and the holders of its Series B common stock are entitled to ten votes for each share held, on all matters voted on by the Registrant’s stockholders, including elections of directors. The holders of its Series C common stock are not entitled to any voting powers, except as required by Delaware law.  When the vote or consent of holders of the Series C common stock is required by Delaware law, the holders of the Registrant’s Series C common stock will be entitled to 1/100th of a vote for each share held. The Registrant’s charter does not provide for cumulative voting in the election of directors.

Dividends

Subject to any preferential rights of any outstanding series of the Registrant’s preferred stock created by the board from time to time, the holders of the Registrant’s common stock will be entitled to such dividends as may be declared from time to time by the board from funds available therefor.  Except as otherwise described under “—Distributions,” whenever a dividend is paid to the holders of one series of common stock, the Registrant will also pay to the holders of the other series of its common stock an equal per share dividend.

Conversion

Each share of the Registrant’s Series B common stock is convertible, at the option of the holder, into one share of Series A common stock. The Registrant’s Series A common stock and Series C common stock are not convertible into shares of any other series of the Registrant’s common stock.

Distributions

Subject to the exception provided below, distributions made in shares of the Registrant’s Series A common stock, Series B common stock, Series C common stock or any other security with respect to the Series A common stock, Series B common stock or Series C common stock may be declared and paid only as follows:

•                  a share distribution (1) consisting of shares of the Registrant’s Series C common stock (or securities convertible therefor) to holders of Series A common stock, Series B common stock and Series C common stock, on an equal per share basis; or (2) consisting of (x) shares of the Registrant’s Series A common stock (or securities convertible therefore other than, for the avoidance of doubt, shares of Series B common stock) to holders of Series A common stock, on an equal per share basis, (y) shares of Series B common stock (or securities convertible therefor) to holders of Series B common stock, on an equal per share basis, and (z) consisting of shares of Series C common stock (or securities convertible therefor) to holders of Series C common stock, on an equal per share basis; and

•                  a share distribution consisting of any class or series of securities of the Registrant or any other person, other than the Registrant’s Series A common stock, Series B common stock or Series C common stock (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of Series A common stock, Series B common stock and Series C common stock; or (2) separate classes or series of securities, on an equal per share basis, to holders of each such shares of the Registrant’s common stock; or (3) a separate class or series of securities to the holders of one or more series of the Registrant’s common stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of the Registrant’s common stock, provided that, in the case of (2) or (3) above, the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with the holders of shares of Series B common stock receiving securities of the class or series having the highest relative voting rights and the holders of shares of each other series of common stock receiving securities of the class or series having lesser relative voting rights, and provided further that, if different classes or series of securities are being distributed to holders of Series A common stock and Series C common stock, then such securities shall be distributed either as determined by the board of directors or such that the relative voting rights of the securities of the class or series of securities to be received by the holders of Series A common stock and Series C common stock corresponds, to the extent practicable, to the relative voting rights of each such series of common stock.

Reclassification

The Registrant may not reclassify, subdivide or combine any series of its common stock without reclassifying, subdividing or combining the other series of its common stock, on an equal per share basis.

Liquidation and Dissolution

In the event of the liquidation, dissolution or winding up of the Registrant, after payment or provision for payment of the debts and liabilities of the Registrant and subject to the prior payment in full of any preferential amounts to which the preferred stock holders may be entitled, the holders of Series A common stock, Series B common stock and Series C common stock will share equally, on a share for share basis, in the Registrant’s assets remaining for distribution to the holders of its common stock.

Other Provisions of the Registrant’s Certificate of Incorporation

The Registrant’s Preferred Stock

The Registrant’s charter authorizes its board of directors (the “board”) to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:

•                  the designation of the series;

•                  the number of authorized shares of the series, which number the board may subsequently increase or decrease but not below the number of such shares of such series preferred stock then outstanding;

•                  the dividend rate or amounts, if any, payable on the shares and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;

•                  the rights of the series in the event of the Registrant’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

•                  the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of the board;

•                  the voting rights, if any, of the holders of the series;

•                  the terms and conditions, if any, for us to purchase or redeem the shares of the series; and

•                  any other relative rights, preferences and limitations of the series.

The Registrant believes that the ability of its board to issue one or more series of its preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which the Registrant’s securities may be listed or traded.

Although the Registrant has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.  The board will make any determination to issue such shares based upon its judgment as to the best interests of the Registrant’s stockholders.  The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

Board of Directors

The Registrant’s charter provides that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of directors will not be less than three and the exact number will be fixed from time to time by a resolution of the board.  The members of the board, other than those who may be elected by holders of any then-outstanding preferred stock, will be divided into three classes. Each class will consist, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of the Class I directors expires at the annual meeting of stockholders in 2017. The term of office of the Class II directors expires at the annual meeting of stockholders in 2018. The term of office of the Class III directors expires at the annual meeting of stockholders in 2019. At each annual meeting of stockholders, the successors of that class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until the expiration of the term of such class and their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.

The charter provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the aggregate voting power of outstanding capital stock entitled to vote on such matter voting together as a single class.

The charter provides that, subject to the rights of the holders of any series of preferred stock, vacancies on the board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Registrant’s board will shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of preferred stock with respect to any additional director elected by the holders of that series of preferred stock.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Registrant.

Corporate Opportunity

The charter acknowledges that the Registrant may have overlapping directors and officers with other entities that compete with its businesses and that the Registrant may engage in material business transactions with such entities. The Registrant has renounced its rights to certain business opportunities and the charter provides that no director or officer of the Registrant will breach their fiduciary duty and therefore be liable to the Registrant or its stockholders by reason of the fact that any such individual directs a corporate opportunity to another person or entity instead of the Registrant, or does not refer or communicate information regarding such corporate opportunity to the Registrant, unless (x) such opportunity was expressly offered to such person solely in his or her capacity as a director or officer of the Registrant or as a director or officer of any of the Registrant’s subsidiaries, and (y) such opportunity relates to a line of business in which the Registrant or any of its subsidiaries is then directly engaged.

Limitation on Liability and Indemnification

To the fullest extent permitted by Delaware law, the Registrant’s directors are not liable to the Registrant or any of its stockholders for monetary damages for breaches of fiduciary duties as a director.  In addition, the Registrant indemnifies, to the fullest extent permitted by applicable law, any person involved in any suit or action by reason of the fact that such person is a director or officer of the company or, at the Registrant’s request, a director, officer, employee or agent of another corporation or entity, against all liability, loss and expenses incurred by such person.  The Registrant will pay expenses of a director or officer in defending any proceeding in advance of its final disposition, provided that such payment is made upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to indemnification.

No Stockholder Action by Written Consent; Special Meetings

The Registrant’s charter provides that, except as provided in the terms of any series of preferred stock, any action required to be taken or which may be taken at any annual or special meeting of the stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of preferred stock, special meetings of stockholders for any purpose or purposes may be called only by the Secretary (i) upon the written request of the holders of not less than 66 2/3% of the total voting power of the then outstanding shares of the Series A common stock, Series B common stock and, if applicable, the preferred stock, entitled to vote thereon or (ii) at the request of at least 75% of the members of the board of directors then in office.

Amendments

The Registrant’s charter provides that, subject to the rights of the holders of any series of preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of the outstanding capital stock entitled to vote on such matter, voting together as a single class, is required to adopt, amend or repeal any provision of the charter or to add or insert any provision in the charter, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of stockholders or (2) which has been approved by at least 75% of the members of the board then in office.  The Registrant’s charter further provides that the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of the outstanding capital stock entitled to vote on such matter, voting together as a single class, is required to adopt, amend or repeal any provision of the bylaws, provided that the board of directors may adopt, amend or repeal the bylaws by the affirmative vote of not less than 75% of the members of the board then in office.

Supermajority Voting Provisions

In addition to the supermajority voting provisions discussed under “—Amendments” above, the Registrant’s charter provides that, subject to the rights of the holders of any series of preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of the outstanding capital stock entitled to vote on such matter, voting together as a single class, is required for:

•                  the merger or consolidation of the Registrant with or into any other corporation (including a merger consummated pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and notwithstanding the exception to a vote of the stockholders for such a merger set forth therein), provided, that the foregoing voting provision will not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the vote of the Registrant’s stockholders (other than Section 251(h) of the DGCL), or (2) that at least 75% of the members of the board of directors then in office have approved;

•                  the sale, lease or exchange of all, or substantially all, of the Registrant’s assets, provided, that the foregoing voting provisions will not apply to any such sale, lease or exchange that at least 75% of the members of the board then in office have approved; or

•                  the Registrant’s dissolution, provided, that the foregoing voting provision will not apply to such dissolution if at least 75% of the members of the board then in office have approved such dissolution.

Section 203 of the Delaware General Corporation Law

Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an “interested stockholder.”  An “interested stockholder” for this purpose generally is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the outstanding voting power of a Delaware corporation.  This provision prohibits certain business combinations between an interested stockholder including certain related persons and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) prior to the time that a stockholder became an interested stockholder, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors, (2) the interested stockholder acquired at least 85% of the voting power of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board and the affirmative vote of the holders of 66 2/3% of the outstanding voting power of the shares not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder.  The Registrant is subject to Section 203.

Exclusive Forum

The Registrant’s bylaws provide that, unless the Registrant consents in writing to an alternative forum and subject to limited exception, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state or federal court located within the State of Delaware) shall be the sole and exclusive forum for substantially all disputes between the Registrant (including its directors, officers, employees, and agents) and its stockholders, including, among others, any action asserting claims for breach of fiduciary duty, claims arising pursuant to the DGCL, and claims governed by the internal affairs doctrine.

Item 2.  Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A.

Exhibit No.	Description

3.1

Form of Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 filed on July 14, 2016 (File No. 333-210508) (the “S-1/A No. 3”)).

3.2	Form of Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the S-1/A No. 3) .

4.1

Form of Specimen Certificate for shares of Series A common stock, par value $0.01 per share, of the Registrant (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 filed on June 28, 2016 (File No. 333-210508) (the “S-1/A No. 2”)).

4.2	Form of Specimen Certificate for shares of Series C common stock, par value $0.01 per share, of the Registrant (incorporated by reference to Exhibit 4.3 to the S-1/A No. 2).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CommerceHub, Inc.

Date:	July 20, 2016	By:	/s/ Craig Troyer
		Name:	Craig Troyer
		Title:	Vice President

EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement on Form 8-A.

Exhibit No.	Description

3.1

Form of Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 filed on July 14, 2016 (File No. 333-210508) (the “S-1/A No. 3”)).

3.2	Form of Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the S-1/A No. 3) .

4.1

Form of Specimen Certificate for shares of Series A common stock, par value $0.01 per share, of the Registrant (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 filed on June 28, 2016 (File No. 333-210508) (the “S-1/A No. 2”)).

4.2	Form of Specimen Certificate for shares of Series C common stock, par value $0.01 per share, of the Registrant (incorporated by reference to Exhibit 4.3 to the S-1/A No. 2).